United States securities and exchange commission logo





                              June 9, 2022

       Fidji Simo
       Chief Executive Officer
       Maplebear Inc.
       50 Beale Street, Suite 600
       San Francisco, CA 94105

                                                        Re: Maplebear Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 11,
2022
                                                            CIK No. 0001579091

       Dear Ms. Simo:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted May 11, 2022

       Prospectus Summary, page 1

   1. We note your discussion here and throughout the filing related to your monthly active orderers, including the
amount of your current monthly active orderers. In an appropriate place in your filing,
please disclose the number of your monthly active orderers for prior comparable periods.
       Our Business Model, page 3

   2. Please disclose the percentage of your total revenue for the periods presented attributable to transaction fees and
advertising fees, respectively.
 Fidji Simo
FirstName
Maplebear LastNameFidji  Simo
            Inc.
Comapany
June  9, 2022NameMaplebear Inc.
June 9,
Page  2 2022 Page 2
FirstName LastName
3. We note your disclosure that "[f]rom 2019 to 2021, our growth was significantly accelerated by the COVID-19 pandemic, which helped establish a business with much greater scale and much higher gross profit." Please disclose, as you do in your risk factor on page 21, whether you expect this growth trend to continue in future periods.
4. Please amend your disclosure in this section, where you discuss GTV, to disclose, as you do on page 84, that your average transaction revenue per order was approximately 5% of
         GTV.
Instacart Technology, page 6

5. Please briefly describe, in an appropriate place in your prospectus, how you calculate ROI ads offerings.
6. Please disclose the percentage of your customers that are Express members, and provide this information for prior periods so that investors can understand any trends in membership.
For Shoppers, page 12

7. You disclose that "[w]e recognize hard work and reward the strongest shoppers with impactful incentives that help them stand out to their customers, increase their access to earnings, and reach their personal goals." In an appropriate place in your prospectus, please describe the incentives you offer to shoppers.
Risk Factors Summary, page 15

8. Please revise your disclosure that the COVID-19 pandemic has had a significant impact on your business to clarify how the pandemic impacted your business and your expectations for the continuation of your past growth rate in future periods. To the extent that there are any specific indicators of the slowing demand for online grocery shopping, please highlight this and revise your disclosure here and elsewhere to present a balanced picture of your anticipated growth and margins going forward. We note, in particular, your disclosure on page 22 where you state that the increased demand for your offerings that was generated by the pandemic has decreased since 2020, as well as your disclosure on page 27 that you have experienced lower average order values from customers. Please quantify such decreases, to the extent possible.
Risk Factors, page 21

9. We note your references throughout the filing to supply chain issues. Discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business. Fidji Simo
FirstName
Maplebear LastNameFidji  Simo
            Inc.
Comapany
June  9, 2022NameMaplebear Inc.
June 9,
Page  3 2022 Page 3
FirstName LastName
"We have a history of net losses . . .", page 21

10. Please revise to indicate why your ability to generate profit is "highly impacted" by growth in your advertising revenue. It is unclear why your ability to generate profit will be influenced more by advertising revenue than transactional revenue. "If we fail to cost-effectively acquire new customers . . .", page 22

11. Please define "highly-engaged customer," including how you measure engagement of customers generally.
"We are subject to rapidly changing and increasingly stringent laws . . .", page 51

12. We note your disclosure that certain of your subsidiaries have operations in China. Please tell us whether your subsidiaries with operations in China are material to your business, and revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with your operations in China. For additional guidance, please see the Division of Corporation Finance's Sample Letter to
         China-Based Companies issued by the Staff in December 2021. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 82

13. Please revise your graphic on page 84 so that the text is legible. How We Generate Revenue
Transaction Revenue, page 85

14. Please separately quantify the amount of revenue you generate from retailer fees and customer fees, or tell us why you do not believe such information is material to investors.
Core Principles of Our Financial Model, page 86

15. Please add a y-axis to the graphic, delineating the amount of GTV shown in the bars in the graphic.
16. You disclose that your customer cohorts highlight the strong retention dynamics in your business and your proven ability to increase engagement with each cohort, and you highlight that annual GTV for the 2019 cohort has expanded every year. Please tell us the consideration you gave to providing customer cohort information for periods prior to
         2019, as we note that the periods covered by the current cohort data largely cover periods impacted by COVID-19, and this data may not represent typical cohort behavior. In addition, we note that year over year data for the 2020 cohort indicates that GTV decreased from 2020 to 2021. To provide context for the decrease, please indicate whether similar reductions in GTV by cohort were experienced prior to 2020. Please provide a similar response and revised disclosure, as necessary, for the charts on page 87, as we note that these charts also largely cover periods impacted by COVID-19.
 Fidji Simo
Maplebear Inc.
June 9, 2022
Page 4
17.      Please disclose how you calculate "lifetime value" of your customers.
18. Please clarify why the data in your chart on page 92 excludes waived first delivery fees.
         In this regard, it appears that this incentive relates directly to customer acquisition.
19. We note that you define "monthly active orderer" as a customer who places at least one order on Instacart during the last calendar month of the period-end indicated. Please explain which customers are included in the "average monthly orders per monthly active orderer" and the "average monthly GTV per monthly active orderer" charts shown on page
         88. Based on the definition of "monthly active orderer," it appears that these graphs capture any customer who placed an order in December of the particular year. Please confirm and, if this is correct, please explain why you describe these customers as "highly engaged customers," and explain how tracking the number of orders and average monthly
         GTV of such orderers indicates that such customers are more involved than those who might not be deemed to be monthly active orderers.
Re-Invest for Growth, page 91

20. We note that your customer and marketing expense, customer incentives and promotions increased substantially from 2019 to 2021, and that you plan to continue to increase customer acquisition spend. To provide additional context for investors, please indicate the anticipated increase in marketing expense in 2022, to the extent known, and address the potential impacts on operating income and net income.
Key Business and Non-GAAP Metrics, page 93

21. Please revise to explain why investors would find your non-GAAP financial measures,
         Adjusted EBITDA and Adjusted EBITDA as a percentage of GTV, to be useful.
         Additionally, to the extent material, disclose the additional purposes, if any, for which management uses these non-GAAP financial measures. Refer to Item 10(e)(1)(i)(C) and
         (D) of Regulation S-K.
22. Please present net loss and net loss as a percentage of GTV measures wherever Adjusted
         EBITDA and Adjusted EBITDA as a percentage of GTV are presented. Refer to Item
         10(e)(1)(i)(A) of Regulation S-K.
23.    You include an adjustment for    net reduction in revenue related to
equity agreements with
       certain retailers    in the net loss to Adjusted EBITDA reconciliation
on page 96. Please
       expand your disclosure to explain why you believe such adjustment is appropriate to facilitate
FirstName         internal comparisons
            LastNameFidji    Simo        of your operating performance.
Comapany
24.         NameMaplebear
       Please                  Inc.
               tell us the nature of the adjustment "reserves for sales and other indirect taxes" to
June 9,arrive at Adjusted
        2022 Page    4      EBITDA and tell us why you believe this adjustment
is appropriate.
FirstName LastName
 Fidji Simo
FirstName
Maplebear LastNameFidji  Simo
            Inc.
Comapany
June  9, 2022NameMaplebear Inc.
June 9,
Page  5 2022 Page 5
FirstName LastName
Additional Factors Affecting Our Performance, page 96

25. We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products. Results of Operations
Comparison of Years Ended December 31, 2020 and 2021, page 104

26. You state that the increases in transaction revenue and advertising and other revenue were primarily driven by increases in number of orders and overall GTV. The 7% increase in transaction revenue and 94% increase in advertising and other revenue from 2020 to 2021 do not appear correlated to the 30% increase in number of orders and 20% increase in overall GTV over the same periods. Please revise to quantify the amount of the changes contributed by each underlying factor that you identified. Please also revise your comparison of the years ended December 31, 2020 and 2019, accordingly. Refer to Item
         303 of Regulation S-K and SEC Release No. 33-8350 for guidance. Inflation Risk, page 112

27. You disclose that "[i]nflationary pressures could drive merchant prices higher or reduce discretionary spending, either of which could negatively impact consumer demand and drive lower order volume." We note your related disclosure on page 42 that increases in food and others costs have caused your retail partners to raise prices. Please expand your disclosure to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the impact to you specifically. Also, update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.
         Please make conforming changes to your risk factor disclosure. Business, page 120

28. In an appropriate place in your filing, please briefly describe the typical, material terms of your agreements with retailers, shoppers, and advertisers. Management, page 155

29. Please describe the extent and nature of the role of the board of directors in overseeing
         cybersecurity risks, including in connection with the company   s
supply
         chain/suppliers/service providers.
Sale Price History of Our Capital Stock, page 216

30.      We note your disclosure that "[a]s of          , 2022, there have been
no sales of our
         non-voting common stock, which will be converted into voting common stock and subsequently reclassified into common stock immediately following the effectiveness of
 Fidji Simo
Maplebear Inc.
June 9, 2022
Page 6
      the registration statement of which this prospectus forms a part." However, you disclose elsewhere in your filing that the prospectus assumes the conversion of all outstanding shares of your non-voting common stock and shares of your non-voting common stock underlying outstanding equity awards, warrants, and exchangeable shares into an equivalent number of shares of our voting common stock immediately following the effectiveness of the registration statement of which this prospectus forms a part. Please revise for consistency or advise.
General

31. It appears that you do not include any disclosure related to any contractual lock-up or similar agreement restricting transfer of your shares by your current shareholders.
      Considering that lock-up agreements are one of the safeguards associated with traditional underwritten offerings, please amend your filing to include risk factor disclosure related to the absence of these lock-up or other similar agreements.
32. We note that there are certain RSUs that will vest upon the effective date of this registration statement, as well as outstanding options and warrants. Please revise your risk factor to discuss how the exercise and sale of these securities close in time to the pricing of this offering may increase volatility.
       You may contact Suying Li at (202) 551-3335 or Theresa Brillant at (202) 551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                            Sincerely,
FirstName LastNameFidji Simo
                                                            Division of
Corporation Finance
Comapany NameMaplebear Inc.
                                                            Office of Trade &
Services
June 9, 2022 Page 6
cc:       Jon Avina
FirstName LastName